UNITED STATES                     |----------------|
         SECURITIES AND EXCHANGE COMMISSION          |SEC FILE NUMBER |
                                                     |     0-12390    |
               Washington, D.C. 20549                |----------------|

                    FORM 12b-25                      |----------------|
                                                     | CUSIP NUMBER   |
            NOTIFICATION OF LATE FILING              |                |
                                                     |----------------|


[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [x] Form 10-Q  [ ] Form N-SAR

     For Period Ended:         October 1, 1995
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:


Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION


     QUANTUM CORPORATION
Full Name of Registrant


Former Name if Applicable

     500 MCCARTHY BOULEVARD
Address of Principal Executive Office (Street and Number)

     MILPITAS, CALIFORNIA 95035
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b)  The subject annual report, semi-annual report, transition report on
[x] Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     In connection with the completion of its Quarterly Report, the Company required the additional assistance of certain key executives beyond the level the Company had anticipated. Unfortunately, due to important business requirements and travel schedules, these individuals were unavailable to provide the Company with the assistance necessary to complete the Quarterly Report in a timely manner.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Joseph T. Rodgers              408           894-4000
               (Name)                 (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange Act of 1934 or Section 30 of
     the Investment Company Act of 1940 during the preceding
     12 months or for such shorter period that the registrant
     was required to file such report(s) been filed?  If answer
     is no, identify report(s).                              [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                         QUANTUM CORPORATION
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date     November 14, 1995               By   /s/ Joseph T. Rodgers,
                                               Executive Vice President,
                                               Finance and CFO




INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




IV.(3)  OTHER INFORMATION

     The Company announced its results for the second fiscal quarter of 1996 on October 26, 1995. Revenue for the three and six month periods ended October 1, 1995 exceeded the levels for the corresponding periods in the prior fiscal year. However, operating results for the current periods were below the levels reported for the prior fiscal year due to a decline in gross margins and an increase in operating expenses attributable in part to the Company's acquisition of the Disks, Heads and Tapes Business of the Storage Business Unit of Digital Equipment Corporation, on October 3, 1994. On November 8, 1995, the Company announced a restructuring of its high capacity business, including the businesses acquired in the acquisition.